Exhibit 23

CONSENT OF INDEPENDENT AUDITORS

The Administrative Committee
Ocean Retirement Savings Plan:

We consent to the incorporation by reference in the registration statement (File No. 333–104933) on Form S–8 of Devon Energy Corporation of our report dated June 27, 2003, relating to the statements of net assets available for plan benefits of the Ocean Retirement Savings Plan (the “Plan”) as of December 31, 2002 and 2001, the related statement of changes in net assets available for plan benefits for the year ended December 31, 2002, supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2002 and supplemental schedule H, line 4j – schedule of reportable transactions–series for the year ended December 31, 2002, which report appears in the Plan’s Annual Report on Form 11–K for the fiscal year ended December 31, 2002.

/s/ KPMG LLP

Houston, Texas
June 27, 2003